Actions Semiconductor Reports Fourth Quarter and Full Year 2009 Results

ZHUHAI, China, February 3, 2010 – Actions Semiconductor Co., Ltd. (Nasdaq: ACTS), one of China’s leading fabless semiconductor companies that provides comprehensive mixed-signal system-on-a-chip (SoC) and multimedia digital signal processing (DSP) solutions for portable consumer electronics, today reported its financial results for the fourth quarter and fiscal year ended December 31, 2009.

All financial results are reported on a U.S. GAAP basis.

Revenue for the fourth quarter of 2009 was $7.9 million, as compared to revenue of $13.4 million for the third quarter of 2009, and $16.1 million for the fourth quarter of 2008.  Revenue for the year ended December 31, 2009 was $44.1 million, compared to revenue of $95.1 million for the year ended December 31, 2008.

Net loss attributable to Actions Semiconductor shareholders for the fourth quarter of 2009 was $1.1 million, or ($0.02) per ADS, compared to net loss attributable to Actions Semiconductor shareholders of $0.6 million, or ($0.01) per ADS, for the third quarter of 2009, and net income attributable to Actions Semiconductor shareholders of $0.5 million, or $0.01 per ADS, for the fourth quarter of 2008.  Net loss for the full year of 2009 was $4.0 million, compared to net income of $26.1 million reported for the full year 2008.  Net loss per ADS was ($0.05) for 2009, compared to net income per ADS of $0.31 reported for the full year 2008.

Actions Semiconductor reported gross margin of 34.9% for the fourth quarter of 2009.  For the full year of 2009, gross margin was 31.6%. The Company ended the year with $87.8 million in cash and cash equivalents together with time deposits.  Marketable securities, current and non-current, were $163.8 million at the end of the year.

Since the share repurchase programs started in 2007, the Company has invested approximately $26.2 million in repurchasing its shares.  As of December 31, 2009, approximately 10.9 million American Depositary Shares (ADSs) were repurchased.

“As expected, we did not experience the seasonality typically present in the fourth quarter,” stated Mr. Niccolo Chen, CEO of Actions Semiconductor.  “However, we are encouraged by the progress we made in a particularly challenging year. Our gross margin improved during the second half of the year and we successfully increased our market share in the low end and advanced product categories of the Portable Media Player (“PMP”) market. Throughout the year, we operated through continued retraction of demand in the consumer electronics market, ASP erosion, and an extremely competitive pricing environment. I continue to appreciate our management team’s ability to implement successful cost reduction programs and to manage expenses. Despite 2009’s challenges, we were pleased to close the year with a strong balance sheet, more diversified business, and improved cost controls.

We are encouraged to see positive indicators in the sector for next year. The continued proliferation of applications within the PMP market and incremental rebound of overall demand for these products should drive growth in the market. We believe that our commitment to investing in R&D throughout the downturn has positioned Actions to capture some upside from these trends. Our unique positioning has enabled us to leverage our sector leadership, innovative functionality offerings, and dynamic business model to gain traction in new markets and to continue to pursue our long-term growth strategy,” concluded Mr. Chen.

Business Outlook

The following statements are based upon management’s current expectations.  These statements are forward-looking, and actual results may differ materially.  The company undertakes no obligation to update these statements.

For the first quarter of fiscal year 2010 ending March 31, 2010, Actions Semiconductor estimates revenue in the range of $6.5 to $7.5 million, gross margin of approximately 35%, and operating expenses slightly higher on a sequential basis.  The first quarter 2010 estimates include share-based compensation expense in the range of $0.9 to $1.0 million.

Conference Call Details
Actions Semiconductor’s fourth quarter and fiscal year 2009 teleconference and webcast is scheduled to begin at 5:30 p.m. Eastern Time, on Wednesday, February 3, 2010.  To participate in the live call, analysts and investors should dial 877-941-2321 (within U.S.) or 480-629-9714 (outside U.S.) at least ten minutes prior to the call.  Actions Semiconductor will also offer a live and archived webcast of the conference call, accessible from the “Investor Relations” section of the company’s website at www.actions-semi.com. An audio replay of the call will be available to investors through February 5, 2010, by dialing 800-406-7325 (within U.S.) or 303-590-3030 (outside U.S.) and entering the passcode 4202663.

About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides mixed-signal and multimedia SoC solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components and the providers of those components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The company is headquartered in Zhuhai, China, with offices in Beijing, Shanghai, and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements, including financial projections and forecasts, involve risks and uncertainties that could cause Actions Semiconductor's actual results to differ materially from our current expectations. Factors that could cause Actions Semiconductor's results to differ materially from those set forth in these forward-looking statements include customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Actions Semiconductor undertakes no obligation to update or revise forward-looking statements to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:
Lisa Laukkanen	Edward Chen
The Blueshirt Group	Investor Relations at Actions Semiconductor
lisa@blueshirtgroup.com	edward@actions-semi.com
415-217-4967	+86-756-3392353*1110

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED BALANCE SHEET
(in thousands of U.S. dollars)

	At December 31,	At September 30,	At December 31,
	2009	2009	2008
	(unaudited)	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	87,706	43,001	45,435
Time deposits	62	62	61
Restricted cash	-	40	440
Marketable securities	139,984	158,682	201,151
Trading securities	-	-	19,299
Accounts receivable, net	1,891	2,798	2,435
Amount due from related parties	530	2,951	1,497
Amount due from affiliate	492	-	-
Notes receivable	-	83	74
Inventories	4,501	4,743	8,720
Prepaid expenses and other current assets	1,258	1,325	1,532
Deferred tax assets	371	343	686
Total current assets	236,795	214,028	281,330

Investment in equity method investee	4,974	5,276	4,142
Other investments	6,258	6,158	7,044
Marketable securities	23,773	53,053	-
Rental deposits	46	68	39
Property, plant and equipment, net	14,437	12,143	7,144
Land use right	1,546	1,554	1,580
Acquired intangible assets, net	3,625	3,544	4,197
Deposit paid for acquisition of property, plant and equipment	-	182	403
Deferred tax assets	149	163	206
TOTAL ASSETS	291,603	296,169	306,085

LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	2,355	4,544	4,050
Accrued expenses and other current liabilities	4,626	3,829	6,846
Other liabilities	2,124	2,292	1,818
Loan from minority shareholders	-	-	1,500
Income tax payable	129	162	221
Deferred tax liabilities	284	416	480
Total current liabilities	9,518	11,243	14,915

Other liabilities	319	366	249
Deferred tax liabilities	2,058	2,091	1,750
Total liabilities	11,895	13,700	16,914

Equity:
Actions Semiconductor Co. Ltd shareholders' equity:
Ordinary shares	1	1	1
Additional paid-in capital	31,423	33,259	36,606
Accumulated other comprehensive income	20,239	20,059	20,483
Retained earnings	228,045	229,150	232,046
Total Actions Semiconductor Co.,Ltd. shareholders' equity	279,708	282,469	289,136
Noncontrolling interest	-	-	35
Total equity	279,708	282,469	289,171
TOTAL LIABILITIES AND EQUITY	291,603	296,169	306,085

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
(in thousands of U.S. dollars, except per share amounts)

	Three months ended	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Third-parties:
System-on-a-chip products	6,787	10,592	31,482	70,528
Semiconductor product testing services	53	56	203	214
	6,840	10,648	31,685	70,742
Related-parties:
System-on-a-chip products	1,097	5,404	12,455	24,388
Total revenues	7,937	16,052	44,140	95,130
Cost of revenues:
Third-parties:
System-on-a-chip products	(4,337)	(5,914)	(21,322)	(35,090)
Semiconductor product testing services	(33)	(44)	(117)	(177)
	(4,370)	(5,958)	(21,439)	(35,267)
Related-parties:
System-on-a-chip products	(800)	(2,921)	(8,771)	(12,158)
Total cost of revenues	(5,170)	(8,879)	(30,210)	(47,425)
Gross profit	2,767	7,173	13,930	47,705
Other operating income	595	159	918	797
Gain on deemed disposal	-	-	1,736	-
Operating expenses:
Research and development	(4,552)	(5,047)	(19,295)	(19,477)
General and administrative	(2,249)	(2,746)	(8,812)	(10,399)
Selling and marketing	(244)	(449)	(1,115)	(1,694)
Total operating expenses	(7,045)	(8,242)	(29,222)	(31,570)
(Loss) income from operations	(3,683)	(910)	(12,638)	16,932
Other income (expense)	29	(414)	(654)	1,213
Dividend income	20	-	440	20
Fair value change in trading securities	-	44	40	92
Interest income	2,679	3,147	10,977	11,912
Interest expense	-	-	(57)	(4)
Other-than-temporary impairment loss on investments	-	-	(1,010)	-
(Loss) income before income taxes, equity in net loss of an equity method investee and noncontrolling interest	(955)	1,867	(2,902)	30,165
Income tax credit (expense)	152	(1,207)	(537)	(3,632)
Equity in net loss of an equity method investee	(302)	(216)	(826)	(576)

Net (loss) income	(1,105)	444	(4,265)	25,957
Less: Net income attributable to noncontrolling interest	-	105	264	166
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(1,105)	549	(4,001)	26,123

Net (loss) income per share-basic and diluted:
Net (loss) income attributable to Actions Semiconductor Co.,Ltd.	(0.002)	0.001	(0.009)	0.052

Basic and diluted (per ADS)	(0.015)	0.007	(0.052)	0.312

Weighted-average shares used in computation:
Basic	454,845,873	491,689,408	460,812,477	501,763,805
Basic and diluted	454,845,873	491,689,408	460,812,477	501,763,805

Weighted-average ADS used in computation :
Basic	75,807,646	81,948,235	76,802,080	83,627,301
Basic and diluted	75,807,646	81,948,235	76,802,080	83,627,301

Note: Stock compensation recorded in each expense classification above is as follows:
Cost of revenues	-	46	-	112
Research and development	582	573	2,475	1,394
General and administrative	316	273	1,335	662
Selling and marketing	43	52	196	127

ACTIONS SEMICONDUCTOR CO., LTD.
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2009	2008
	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net (loss) income	(1,105)	(4,265)	25,957
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization of property, plant and equipment	516	2,107	2,085
Allowance for doubtful accounts receivable	-	(56)	496
Amortization of acquired intangible assets	475	2,833	3,232
Utilization of subsidy from local authorities of Zhuhai, the People's Republic of China ("PRC")	-	(226)	(602)
Write down of inventories	20	(16)	901
(Gain) loss on disposal of property, plant and equipment	2	(5)	70
Gain on disposal of other investment	-	-	(6)
Equity in net loss of an equity method investee	302	826	576
Share-based compensation	941	4,006	2,295
Fair value change in trading securities	-	(40)	(92)
Deferred taxes	(178)	484	2,083
Gain on disposal of a subsidiary	-	(1,736)	-
Other-than-temporary impairment loss on investments	-	1,010	-
Changes in operating assets and liabilities:
Proceeds from disposal of trading securities	-	30,649	17,111
Purchase of trading securities	-	(11,310)	(36,318)
Accounts receivable	907	(1,305)	2,169
Amount due from a related party	2,421	967	(554)
Notes receivable	83	74	315
Inventories	224	3,462	3,611
Amount due from an equity method investee	(492)	(492)	52
Prepaid expenses and other current assets	67	(526)	1,601
Accounts payable	(2,189)	(301)	(8,999)
Accrued expenses and other current liabilities	(206)	1,664	(5,522)
Income tax payable	(33)	(93)	(576)
Rental deposit paid	22	(7)	45
Net cash provided by operating activities	1,777	27,704	9,930

Investing activities:
Increase in investment in affiliate	-	(1,500)	(3,000)
Proceeds from the disposal of other investments	-	44	-
Purchases of other investments	-	-	(2,215)
Decrease (Increase) in marketable securities	48,022	37,233	(25,575)
Proceeds from disposal of property, plant and equipment	3	30	18
Increase in deposit paid for acquisition of property, plant and equipment	-	(1,733)	(368)
Purchase of property, plant and equipment	(1,695)	(6,613)	(2,429)
Purchase of intangible assets	(453)	(3,140)	(1,194)
Decrease in restricted cash	40	439	1,389
Decrease in time deposits	-	7	2,691
Cash outflow from disposal of subsidiary, net of cash equivalent disposed	-	(2,707)	-
Net cash used in investing activities	45,917	22,060	(30,683)

Financing activities:
Repayment of short-term bank loan	-	(2)	(1,580)
(Recognization) Advance subsidy from local authorities of Zhuhai and Shenzhen, the PRC	(215)	750	1,025
Proceeds from loan from minority shareholders	-	-	1,500
Repurchase of ordinary shares	(2,777)	(10,130)	(9,368)
Proceeds on issue of shares of subsidiary	-	1,885	-
Net cash used in financing activities	(2,992)	(7,497)	(8,423)

Net increase (decrease) in cash and cash equivalents	44,702	42,267	(29,176)

Cash and cash equivalents at the beginning of the period	43,001	45,435	72,054

Effect of exchange rate changes on cash	3	4	2,557
Cash and cash equivalents at the end of the period	87,706	87,706	45,435